

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

6th May 2005



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

David Coker
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	15:29 06-May-05
Number	0026M

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed on 6 May 2004, that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") acquired 2,000,000 (two million) ordinary shares in the capital of the Company at an average price of £1.744464 per share to satisfy future obligations arising from provisional awards made under The Morgan Crucible Long Term Incentive Plan 2004 and share options granted under The Morgan Crucible Executive Share Option Scheme 2004.

Following this purchase, the Trust holds a total of 4,720,080 ordinary shares representing 1.626% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors Warren Decatur Knowlton, Mark Robertshaw, Hartmut Eisele and Mark Lejman and these directors are accordingly deemed to be beneficially interested in all of such shares held by the Trust.

END

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